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CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE
FIRST AND SECOND EXTRAORDINARY GENERAL MEETINGS FOR THE YEAR 2005

The Company and all members of its board of directors hereby confirm that the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The first and second extraordinary general meetings for the Year 2005 (the “EGMs”) of China Southern Airlines Company Limited (the “Company”) were held on 16 December 2005 at the headquarters of the Company.

Two shareholders or authorized proxies holding an aggregate of 2,472,262,806 shares carrying voting rights, which represented 56.52% of the total share capital of the Company, were present at the first EGM, which was in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC Company Law”) and the provisions of Articles of Association of the Company.

The following resolutions were passed at the first EGM:

1.	The acquisition of three Boeing B787 aircraft by Xiamen Airlines Company Limited and the related aircraft acquisition agreement which the acquisition is upon the terms of and subject to the conditions in were unconditionally approved.

In total 2,472,262,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,471,932,806 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM) and 271,932,806 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM). Votes against the resolution by shareholders or their proxies were 330,000 shares, of which all are listed shares (representing 0.013% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM).

2.	The acquisition of ten Boeing B787 aircraft by the Company and the related aircraft acquisition agreement which the acquisition is upon the terms of and subject to the conditions in were unconditionally approved.

In total 2,472,262,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,471,917,806 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM) and 271,917,806 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM). Votes against the resolution by shareholders or their proxies were 345,000 shares, of which all are listed shares (representing 0.014% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM).

3.	The acquisition of ten Airbus A330 aircraft by the Company and the related aircraft acquisition agreement which the acquisition is upon the terms of and subject to the conditions in were unconditionally approved.

In total 2,472,262,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,470,855,206 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM) and 270,855,206 shares were listed shares (representing 10.96% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM). Votes against the resolution by shareholders or their proxies were 1,407,600 shares, of which all are listed shares (representing 0.057% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM).

4.	The proposed removal of Peng An Fa as a director of the Company was approved.

In total 2,472,262,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,472,212,806 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM) and 272,212,806 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM). Votes against the resolution by shareholders or their proxies were 50,000 shares, of which all are listed shares (representing 0.002% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM).

5.	The proposed retirement of Zhou Yong Jin as a director of the Company

In total 2,472,262,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,471,917,806 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM) and 271,917,806 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM). Votes against the resolution by shareholders or their proxies were 345,000 shares, of which all are listed shares (representing 0.014% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the first EGM).

Two shareholders or authorized proxies holding an aggregate of 2,472,272,806 shares carrying voting rights, which represented 56.52% of the total share capital of the Company, were present at the second EGM, which was in compliance with the requirements of the RPC Company Law and the provisions of Articles of Association of the Company.

The following resolutions were passed at the second EGM:

1.	The proposed retirement of Liu Ming Qi as a director of the Company was approved.

In total 2,472,272,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,471,862,556 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM) and 271,862,556 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM). Votes against the resolution by shareholders or their proxies were 410,250 shares, of which all are listed shares (representing 0.017% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM).

2.	The proposed retirement of Wu Rong Nan as a director of the Company was approved.

In total 2,472,272,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,471,937,556 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM) and 271,937,556 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM). Votes against the resolution by shareholders or their proxies were 335,250 shares, of which all are listed shares (representing 0.014% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM).

3.	The proposed resignation of Simon To as an independent director of the Company upon the expiry of his six years’ term was approved.

In total 2,472,272,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,472,222,506 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM) and 272,222,506 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM). Votes against the resolution by shareholders or their proxies were 50,300 shares, of which all are listed shares (representing 0.002% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM).

4.	The special resolution for the amendment to Article 120 of the Articles of Association of the Company by substituting the sentence “The Company shall have a board of directors that comprises of 15 directors with a chairman and two deputy chairmen.” with “The Company shall have a board of directors that comprises of 12 directors with a chairman and two deputy chairmen.” and the authorization of the board to revise the “Standard Practices for Conducting Board Meetings” in accordance with the amended Articles were passed.

In total 2,472,272,806 shares carrying valid voting rights were tendered. Votes in favor of the resolution by shareholders or their authorized proxies were 2,472,162,256 shares, of which 2,200,000,000 shares were non-listed shares (representing 88.987% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM) and 272,162,256 shares were listed shares (representing 11.0% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM). Votes against the resolution by shareholders or their proxies were 110,550 shares, of which all are listed shares (representing 0.004% of the total number of shares carrying valid voting rights held by shareholders or authorized proxies at the second EGM).

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), KPMG was appointed as the scrutineer in respect of votings at the EGMs.

Ms. Lu Hui, PRC lawyer from Z & T Law Firm, attended the EGMs and issued a legal opinion stating that the convening and holding of the EGMs, the procedures for the holding of the EGMs, the eligibility of the persons who attended the EGMs and the procedures for voting at the EGMs are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGMs are lawful and valid.

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
16 December 2005

Note: The taking of the poll results were scrutinised by KMPG, Certified Public Accountants, whose work was limited to the conduct of certain procedures requested by the Company in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by the Company were identical with the results shown in the poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Statement of Auditing Standards issued by Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Xu Jie Bo and Si Xian Min as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.